Exhibit 99.2

APPLYING THOUGHT

Performance of Wipro Limited for Quarter Ended - December 31, 2011

Suresh Senapaty

Executive Director and Chief Financial Officer January 20, 2012

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Financial Summary for the Quarter Ended

December 31, 2011 (IFRS)

Wipro Limited (Consolidated)

Particulars For the Qtr. (Rs. Cr) YoY Growth for the Qtr.

Revenue 9,997 28%

Earnings Before Interest & Tax 1,724 20%

Non GAAP Net Income 1,457 11%

Net Income 1,456 10%

Key Segmental Results

Revenue for the YoY Growth PBIT for the YoY Growth

Particulars Qtr. (Rs . Cr) for the Qtr. Qtr. (Rs. Cr) for the Qtr.

IT Services 7,608 28% 1,583 20%

IT Products 900 2% 48 16%

Consumer Care &

Lighting 879 26% 105 22%

Declaration of Interim Dividend of Rs.2 per share

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Highlights for the Quarter – IT Services

Reported Revenues at $1,505 Mn sequential growth of 2.2%.

Constant currency growth was 4.5%, exceeds our guidance range

Strong improvement in Revenue productivity – Offshore realizations up by 3.6% and Onsite realizations up by 4.3% on constant currency

Net addition of 5,004 people, second successive quarter of 5000+ net adds

Voluntary quarter annualized attrition dropped to 14.2%, lowest in 8 quarters – a drop of 9% in 2 quarters

Customer metrics shows further improvement—6 customers with Revenue greater than $100 million on a trailing 12 month basis, up from 1 last year

39 new clients added during the quarter

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IT Services - Revenue Dynamics for Quarter Ended

December 31, 2011

Vertical Distribution % of Revenue

Vertical

5 of the 6 verticals grew 4%+ on constant currency

Healthcare grew 6.9%, Retail grew 5.4%, Global Media & Telecom grew 4.8%, BFSI grew 4.6% and Manufacturing grew 4.2%

sequentially on a constant currency basis

Geographies

Americas grew 4% sequentially on constant currency basis

Geographical Distribution % of Revenue

Japan grew 9.6% sequentially on constant currency basis

Emerging markets continued to show strong growth

Service Lines

ADM grew 3.8% sequentially

Business Application Services grew 3.3% sequentially

Analytics and Information Management grew 2.7% sequentially

Product Engineering & Mobility grew 2.6% sequentially

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IT Services – Deal Wins

Wipro will help a leading player in the Chemical industry become more agile in the chemical transportation, logistics and warehouse management space by implementing cloud based solutions, modernization and upgrades of legacy applications and migrating to an on-demand model for custom applications.

Wipro has been chosen as a partner by one of the large US financial institutions for a Digital Transformation Program that spans across all digital assets and channels. The objective of the initiative is to integrate the client s marketing and sales channels to improve

Wipro will help a leading global provider of engineering services in manufacturing sector to increase their services footprint by standardization and variabilization of their evolving business processes while transforming their Applications and Infrastructure landscape.

AstraZeneca, a leading global biopharmaceutical company has selected Wipro for a multiyear engagement to enhance its „SIAM (Service Integration and implementation will help AstraZeneca extract and manage the best from its IT ecosystem as well as enable a single model governance and control framework.

A company belonging to a US based private equity firm has selected Wipro as the sole partner for its Transformation „Process initiative be working . Wipro on various cost will optimization and efficiency improvement initiatives customer with workforce management solutions.

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Awards and accolades

Wipro was the only Indian IT company to be ranked in the prestigious Aon Hewitt ‘Top Companies for Leaders’ global list.

Wipro was also awarded the prestigious NASSCOM Award for Excellence in Diversity and Inclusion, in the Best IT Services and Product Companies category at the NASSCOM Diversity and Inclusion Summit 2011.

Wipro has been ranked as a global leader in testing services by Ovum, an independent technology analyst firm, in a report titled „Services – Benchmarking Software Guide: and Systems Testing Service Vendors .

Wipro and Diversey, a leading global provider of commercial cleaning, sanitation and hygiene solutions, jointly won the „IT Outsourcing Project of the Year at Awards for a transformational project wherein business needs.

Wipro was conferred the “People Choice Award” as at the Bloomberg UTV – CXO Awards 2011. Wipro was chosen through a countrywide Public Survey.

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Other Highlights

Wipro Consumer Care and Lighting (WCCL)

Revenue growth of 26% yoy and EBIT growth of 22% yoy

Aramusk soap has been launched in Kolkatta in January

Unza and Yardley are performing well - Key markets for Unza continue to be Malaysia, China, Indonesia and Vietnam

LED thrust in Commercial Lighting Business –well positioned in the Green building space

Wipro Infra-structure Engineering (WIN)

We experience strong growth specifically in the Asia segment of our business (peak quarterly revenue), driven by renewed focus on infrastructure development and OEM competitive interplay.

While there is an expectation of speed bumps in the short term in emerging geographies-China and Brazil, long term fundamentals remain strong

We formally signed a JV agreement with Kawasaki Precision Machines Ltd in December, and are seeing positive response from potential customers.

Wipro Eco Energy

WEE will manage Direct & Indirect energy spend through a combination of levers –our WESS platform creates a strong value proposition of proactive energy management.

Successful execution of commissioning of solar plants in India

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Looking ahead

Looking ahead For the quarter ending March 31, 2012

Dec Jan

Nov Feb

We expect the Revenue from our IT Services business Oct Mar to be in the range $1,520 Mn* to $1,550 Mn*, a

2011-12

Sep Apr sequential growth of 1% to 3%

Aug May Jul Jun

*	Guidance is based on the following currency exchange rates: GBP/USD at 1.57 Euro/USD at 1.33, AUD/USD at 1.00, USD/INR at 51.75

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Supplemental Data

Key Operating Metrics of IT Services

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Key Operating Metrics in IT Services for the Quarter ended December 31, 2011

Particulars Q3 12 Q2 12 Q3 11

Revenue Composition

Global Media & Telecom 15.4% 15.7% 17.0% Finance Solutions 27.3% 27.1% 27.3% Manufacturing & Hitech 19.0% 19.0% 20.0% Healthcare , Life Sciences & Services 10.0% 9.8% 10.4% Retail & Transportation 14.9% 14.7% 15.4% Energy & Utilities 13.4% 13.7% 9.9%

Geography Composition

Americas 52.5% 51.7% 54.2% Europe 28.2% 28.8% 28.3% Japan 1.3% 1.3% 1.5% India & Middle East Business 9.1% 9.3% 8.9% APAC & Other Emerging Markets 8.9% 8.9% 7.1%

People related

Number of employees 136,734 131,730 119,491 Net Additions 5,004 5,240 3,591

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Key Operating Metrics in IT Services for the Quarter ended December 31, 2011

Particulars Q3 12 Q2 12 Q3 11

Customer Concentration

Top Customer 3.9% 3.7% 3.0% Top 5 11.8% 11.6% 10.7% Top 10 19.9% 20.0% 19.2% Active Customers 953 930 880 No. of New Customers 39 44 36 Repeat Business 97.9% 98.6% 97.6% FPP Revenue Mix 45.5% 45.2% 46.3% Off Shore Revenue Mix 45.6% 45.7% 48.2%

Customer Size Distribution $ 100 Mn+ 6 5 1

$ 75 Mn+ 14 13 10

$ 50 Mn+ 25 24 21

$ 20 Mn+ 73 70 64

$ 10 Mn+ 121 120 113

$ 5 Mn+ 197 192 176

$ 1 Mn+ 462 462 433

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Thank You

Suresh Senapaty

Executive Director and CFO

suresh.senapaty@wipro.com

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WIPRO

Applying Thought